Free Writing Prospectus (To the Prospectus dated February 10, 2009 and the Prospectus Supplement dated March 1, 2010)	Filed Pursuant to Rule 433 Registration No. 333-145845 April 30, 2010

$ Annual AutoCallable Notes due May 31, 2013 Linked to the Russell 2000® Index Global Medium-Term Notes, Series A, No. E-5111

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA-/Aa3‡)

Initial Valuation Date:	May 25, 2010

Issue Date:	May 28, 2010

Final Valuation Date:	May 28, 2013*

Maturity Date:	May 31, 2013* (resulting in a term to maturity of approximately 3 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	Russell 2000® Index (the “Index”) (Bloomberg ticker symbol “RTY <Index>”)

Automatic Call:	On any call valuation date, if the Index closing level is greater than or equal to the initial level, the Notes will be automatically called for a cash payment per $1,000 principal amount Note equal to the applicable call price payable on the applicable early redemption date.

Call Valuation Dates*:	May 26, 2011 (the first call valuation date), May 25, 2012 (the second call valuation date) and May 28, 2013 (the final call valuation date)

Early Redemption Date*:	The third Business Day after the applicable call valuation date

Call Price:

For every $1,000 principal amount Note, you will receive one payment of $1,000 plus a call premium calculated as follows:

•     7.50% - 10.50%** × $1,000 if called in respect of the first call valuation date

•     15.00% - 21.00%** × $1,000 if called in respect of the second call valuation date

•     22.50% - 31.50%** × $1,000 if called in respect of the final call valuation date

**     The actual call premium percentage will be determined on the initial valuation date.

Protection Level:	70% of the initial level

Payment at Maturity:

If the Notes are not automatically called, you will receive at maturity

(i)     if the final level is equal to or above the protection level and is less than the initial level, a cash payment equal to the principal amount of the Notes

(ii)    if the final level is below the protection level, a cash payment equal to (a) the principal amount of your notes plus (b) the principal amount multiplied by the Index Return, calculated per $1,000 principal amount Note as follows:

$1,000 + [$1,000 × (Index Return)]

Assuming the Notes are not called, you may lose some or all of your investment at maturity

Index Return:	The performance of the Index from the initial valuation date to the final valuation date, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	[—], the Index closing level on the initial valuation date.

Final Level:	The Index closing level on the final valuation date.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06740LPT6 and US06740LPT60

‡	The Notes are not rated by Standard & Poor’s Ratings Services (“S&P”) or Moody’s Investors Service (“Moody’s”) as a result of certain policy changes by these organizations. As announced in December 2009, S&P no longer rates obligations, such as the Notes, with variable principal payments linked commodity prices, equity prices or indices linked to either commodity or equity prices. However, the other senior unsecured debt securities of a maturity of more than one year of Barclays Bank PLC unaffected by this policy change are rated AA- by S&P. In addition, as announced in June 2009, Moody’s no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. However, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-7 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡‡	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

‡‡	Barclays Capital Inc. will receive commissions from the Issuer equal to [TBD]% of the principal amount of the notes, or [$TBD] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated March 1, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated March 1, 2010 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043357/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are not rated by Standard & Poor’s Ratings Services (“S&P”) or Moody’s Investors Service (“Moody’s”) as a result of certain policy changes by these organizations. As announced in December 2009, S&P no longer rates obligations, such as the Notes, with variable principal payments linked commodity prices, equity prices or indices linked to either commodity or equity prices. However, the other senior unsecured debt securities of a maturity of more than one year of Barclays Bank PLC unaffected by this policy change are rated AA- by S&P. An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations is very strong. In addition, as announced in June 2009, Moody’s no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. However, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. An Aa3 rating by Moody’s indicates that the rated securities are currently judged by Moody’s to be obligations of high quality and are subject to very low credit risk. The ratings mentioned in this paragraph are a statement of opinion and not a statement of fact and are subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency and are not a recommendation to buy, sell or hold securities.

FWP–2

Hypothetical Examples of Amounts Payable Upon Automatic Call or at Maturity

Each Table of Hypothetical Values based on the assumptions outlined below, demonstrates the return that you would have earned from (i) an investment in the Notes compared to (ii) a direct investment in the Index, based on certain percentage changes between the initial level and the final level of the Index and depending on whether the Notes are automatically called (prior to the deduction of any applicable brokerage fees or charges).

In each Table of Hypothetical Values some amounts are rounded and actual returns may be different. The following is a general description of how the hypothetical values in the table were determined.

If the Index closing level is at or above the initial level on any call valuation date, the Notes will be automatically called for redemption at a cash payment per $1,000 principal amount Note equal to the applicable call price on the applicable early redemption date. The applicable call price is determined as follows:

For every $1,000 principal amount Note, you will receive one payment of $1,000 plus a call premium calculated as follows:

•	7.50% - 10.50%** × $1,000 if called in respect of the first call valuation date

•	15.00% - 21.00%** × $1,000 if called in respect of the second call valuation date

•	22.50% - 31.50%** × $1,000 if called in respect of the final call valuation date

**	The actual call premium percentage will be determined on the initial valuation date.

If the Notes are not automatically called, the final level is determined on the final valuation date and you will receive a payment at maturity:

•

If the final level is below the protection level, a cash payment equal to (a) the principal amount of your notes plus (b) the principal amount multiplied by the Index Return, calculated per $1,000 principal amount Note as follows:

$1,000 + [$1,000 × (Index Return)]

•	If the final level is equal to or above the protection level and is less than the initial level, a cash payment equal to the principal amount of the Notes.

Assumptions:

•	Investor purchases $1,000 principal amount of Notes on the initial valuation date at the initial public offering price and holds the Notes to maturity if the Notes are not automatically called.

•	No market disruption events, antidilution adjustments, reorganization events or events of default occur during the term of the Notes.

Index: RTY

Initial Level: 722.39

Protection Level: 70% of the initial level

Call Valuation Dates: May 26, 2011, May 25, 2012, May 28, 2013

Maturity Date: May 31, 2013

The call premium percentage for the first call valuation date: 7.50%

The call premium percentage for the second call valuation date: 15.00%

The call premium percentage for the final call valuation date: 22.50%

FWP–3

Table of Hypothetical Values

If Notes are Called in respect of the first Call Valuation Date

	-
Index Return	Investment in the Notes	Direct Investment in the Index
+ 100%	$1,075	$2,000
+ 90%	$1,075	$1,900
+ 80%	$1,075	$1,800
+ 70%	$1,075	$1,700
+ 60%	$1,075	$1,600
+ 50%	$1,075	$1,500
+ 40%	$1,075	$1,400
+ 30%	$1,075	$1,300
+ 20%	$1,075	$1,200
+ 10%	$1,075	$1,100
+ 5%	$1,075	$1,050

0%	$1,075	$1,000

- 5%	$1,075	$950
- 10%	$1,075	$900
- 20%	$1,075	$800
- 30%	$1,075	$700
- 40%	$1,075	$600
- 50%	$1,075	$500
- 60%	$1,075	$400
- 70%	$1,075	$300
- 80%	$1,075	$200
- 90%	$1,075	$100
- 100%	$1,075	$0

Since the closing level of the Index on the first call valuation date is equal to or greater than the initial level, the Notes are automatically called and you will receive on the first early redemption date a cash payment per $1,000 principal amount Note equal to $1,000 plus the corresponding call premium of $75, regardless of the performance of the Index on the final valuation date. Your return on the Notes in this scenario would be 7.50%.

Table of Hypothetical Values

If Notes are Called in respect of the second Call Valuation Date

	-
Index Return	Investment in the Notes	Direct Investment in the Index
+ 100%	$1,150	$2,000
+ 90%	$1,150	$1,900
+ 80%	$1,150	$1,800
+ 70%	$1,150	$1,700
+ 60%	$1,150	$1,600
+ 50%	$1,150	$1,500
+ 40%	$1,150	$1,400
+ 30%	$1,150	$1,300
+ 20%	$1,150	$1,200
+ 10%	$1,150	$1,100
+ 5%	$1,150	$1,050

0%	$1,150	$1,000

- 5%	$1,150	$950
- 10%	$1,150	$900
- 20%	$1,150	$800
- 30%	$1,150	$700
- 40%	$1,150	$600
- 50%	$1,150	$500
- 60%	$1,150	$400
- 70%	$1,150	$300
- 80%	$1,150	$200
- 90%	$1,150	$100
- 100%	$1,150	$0

Since the closing level of the Index on the second call valuation date is equal to or greater than the initial level, the Notes are automatically called and you will receive on the second early redemption date a cash payment per $1,000 principal amount Note equal to $1,000 plus the corresponding call premium of $150, regardless of the performance of the Index on the final valuation date. Your total return on the Notes in this scenario would be 15.00%.

FWP–4

Table of Hypothetical Values

If Notes are NOT Called in respect of the first Call

Valuation Date and the second Call Valuation Date

	-
Index Return	Investment in the Notes	Direct Investment in the Index
+ 100%	$1,225	$2,000
+ 90%	$1,225	$1,900
+ 80%	$1,225	$1,800
+ 70%	$1,225	$1,700
+ 60%	$1,225	$1,600
+ 50%	$1,225	$1,500
+ 40%	$1,225	$1,400
+ 30%	$1,225	$1,300
+ 20%	$1,225	$1,200
+ 10%	$1,225	$1,100
+ 5%	$1,225	$1,050

0%	$1,225	$1,000

- 5%	$1,000	$950
- 10%	$1,000	$900
- 20%	$1,000	$800
- 30%	$1,000	$700
- 40%	$600	$600
- 50%	$500	$500
- 60%	$400	$400
- 70%	$300	$300
- 80%	$200	$200
- 90%	$100	$100
- 100%	$0	$0

If Notes are not called in respect of the first call valuation date and the second call valuation date and the final level is at or above the initial level on the final call valuation date, the Notes are automatically called and you will receive on the applicable early redemption date a cash payment per $1,000 principal amount Note equal to $1,000 plus the corresponding call premium of $225. Your total return on the Notes in this scenario would be 22.50%.

If Notes are not automatically called and the final level is below the initial level but at or above the protection level on the final valuation date, you will receive on the maturity date a cash payment per $1,000 principal amount Note equal to $1,000. Your return on the Notes would be equal to 0%.

If Notes are not automatically called and the final level is below the protection level on the final valuation date, you will receive on the maturity date a cash payment equal to (a) the principal amount of your notes plus (b) the principal amount multiplied by the Index Return. Your return on the Notes would be equal to the Index Return.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The call valuation dates, early redemption dates, final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” with respect to the reference asset; and

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index”.

•

Appreciation Potential—If the Index closing level is greater than or equal to the initial level on a call valuation date, your investment will yield a payment per $1,000 principal amount Note of $1,000 plus a call premium equal to: (i) 7.50%* multiplied by $1,000 if your Notes are automatically called in respect of the first call valuation date, (ii) 15.00%* multiplied by $1,000 if your Notes are automatically called in respect of the second call valuation date and (iii) 22.50%* multiplied by $1,000 if your Notes are automatically called in respect of the final call valuation date. *The actual call premium will be determined on the initial valuation date and will not be less than $75, $150 and $225 per $1,000 principal amount Note for the first, second and final call valuation date, respectively. Because the Notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.

FWP–5

•

Limited Protection Against Loss—If the Notes are called or the final level does not fall below the protection level, you will be entitled to receive at least the full principal amount of your Notes at maturity. But if the Notes are not called and the final level is below the protection level, for every 1% that the Index has declined from the initial level you will lose an amount equal to 1% of the principal amount of your Notes.

•

Diversification Among U.S. Equities of the Russell 2000® Index—The return on the Notes is linked to the Russell 2000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information on the Index, see the information set forth under “Description of the Reference Asset—Russell 2000® Index” in this free writing prospectus.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under ‘‘Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. Holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Internal Revenue Service could assert that your holding period in respect of your Notes should end on the date on which the amount you are entitled to receive upon redemption or maturity of your Notes is determined, even though you will not receive any amounts in respect of your Notes prior to the redemption or maturity of the Notes. In such case, there are facts under which you could be treated as having a holding period in respect of your Notes that is less than one year even if you receive cash upon the redemption of your Notes at a time that is more than one year after the beginning of your holding period (e.g., if Notes held by an initial purchaser of Notes are called on the first call valuation date).

It is also possible that the Notes could be treated as a debt instrument that is subject to the special tax rules governing contingent payment debt instruments. If your Notes are so treated, you would be required to accrue interest income over the term of your Notes and you would recognize gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Notes. Any gain you recognize upon the sale, redemption or maturity of your Notes would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Notes, and thereafter would be capital loss.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” includes any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties (such as your Notes) and (iii) interests in foreign entities. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

FWP–6

For taxable years beginning after December 31, 2012, a U.S. person that is an individual, estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its net gains from the sale, redemption or maturity of the Notes, unless such net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest” ; and

•	“Risk Factors—Additional Risks Relating to Notes with a Barrier Percentage or a Barrier Level”.

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—If the Notes are not called and the final level declines by more than 30% compared to the initial level, you will lose 1% of your principal amount for every 1% decline in the final level compared to the initial level. If the Notes are not called, you may lose some or all of your investment at maturity.

•

Potential Early Exit—While the original term of the Notes is three years, the Notes will be automatically called if the Index closing level is at or above the initial level in respect of any call valuation date. If the Notes are called, you will be entitled only to the principal amount of your Notes plus the applicable call premium set forth on the cover of this free writing prospectus. You will not be entitled to any appreciation in the Index on the final valuation date, which may be significant.

•

No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Risks Associated With Small Capitalization Stocks—The stocks that constitute the Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. These companies tend to be less well-established than large market capitalization companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

FWP–7

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until the Notes mature or are redeemed and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

Russell 2000® Index

All information regarding the Russell 2000® Index (the “Russell 2000 Index”) set forth in this free writing prospectus reflects the policies of, and is subject to change by, Frank Russell Company (“Russell”). The Russell 2000 Index was developed by Russell and is calculated, maintained and published by Russell. The Russell 2000 Index is reported by Bloomberg under the ticker symbol “RTY <Index>”.

The Russell 2000 Index is designed to track the performance of the small capitalization segment of the U.S. equity market. It measures the composite price performance of approximately 2,000 companies (the “Component Stocks”) domiciled in the United States, its territories, and those countries designated as benefit driven countries. Benefit driven countries are countries that offer operational, tax, political or other financial market benefits to companies that incorporate within such countries. All 2000 stocks trade on a major U.S. stock exchange. The Russell 2000 comprises the 2,000 smallest companies of the Russell 3000® Index (the “Russell 3000”) and represented, as of January 29, 2010, approximately 10% of its total market capitalization. The Russell 3000, in turn comprises the 3000 largest U.S. companies as measured by total market capitalization, which together represented, as of January 29, 2010, approximately 98% of the U.S. equity markets open to public investment.

Selection of stocks underlying the Russell 2000

Security inclusion criteria

Below are the requirements to be eligible for inclusion in the Russell 3000, and, consequently, the Russell 2000 Index:

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U.S. incorporated companies and U.S. benefit driven incorporated companies. U.S. incorporated companies are eligible for inclusion. Beginning during reconstitution 2007, companies incorporated in the following countries/regions are also reviewed for eligibility: Anguilla, Antigua, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherland Antilles, Panama and Turks and Caicos Islands. Companies incorporated in these regions are considered benefit driven incorporations (“BDIs”) because they typically incorporate in these regions for operations, tax, political or other financial market benefits. A company incorporated in these regions is specifically considered eligible for the Russell 3000 if it meets one of the following criteria:

•	its headquarters are in the United States; or

•	its headquarters are in the BDI designated country/region, but the primary exchange for its local shares is in the United States.

American Depositary Receipts are not eligible for inclusion. Headquarters and primary exchange will be analyzed once a year during reconstitution unless the security is de-listed from the U.S. exchange.

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Trading requirements. All securities eligible for inclusion in the Russell 3000 must trade on a major U.S. exchange. Bulletin Board, pink-sheets or over-the-counter (OTC) traded securities are not eligible for inclusion.

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Minimum trading price. Stock must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion in the Russell 3000 during annual reconstitution or during initial public offering (IPO) eligibility. However, if a stock falls below $1.00 intra-year, it will not be removed from the index until the next reconstitution, if it is still trading below $1.00.

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Company structure. Royalty trusts, limited liability companies, closed-end investment companies, blank check companies, special purpose acquisition companies (SPACs) and limited partnerships are excluded from inclusion in the Russell 3000® Index. Business development companies (BDCs) are eligible.

•	Shares excluded. Preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights and trust receipts are not eligible for inclusion.

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Deadline for inclusion. Stocks must be listed on the last trading day in May and Russell must have access to documentation verifying the company’s eligibility for inclusion. This information includes corporate description, incorporation, shares outstanding and other information needed to determine eligibility. IPOs will be considered for inclusion quarterly.

Berkshire Hathaway is excluded as a special exception due to its similarity to a mutual fund and its lack of liquidity.

All Russell indices, including the Russell 2000 Index, are reconstituted annually to reflect changes in the marketplace. The companies that meet the eligibility criteria are ranked on the last trading day of May of every year based on market capitalization using data available at that time, with the reconstitution taking effect as of the first trading day following the last Friday of June of that year. If the last Friday in June is the 28th, 29th or 30th day of June, reconstitution will occur the Friday prior.

Market capitalization

The primary criteria used to determine the initial list of common stocks eligible for inclusion in the Russell 3000, and thus the Russell 2000, is total market capitalization, defined as the number of total outstanding shares of common stock multiplied by the price of such common stock at the annual reconstitution on the last trading day of May. Total market capitalization is determined by multiplying total outstanding shares by the market price as of the last trading day in May for those eligible at annual reconstitution. IPO eligibility is determined each quarter.

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Determining total shares outstanding. Only common stock is used to determine market capitalization for a company. Any other form of shares, including preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights or trust receipts, are excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately.

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Determining price. During each annual reconstitution, the last traded price on the last trading day in May of that year from the primary exchange is used to determine market capitalization. In the case where multiple share classes exist, the primary trading vehicle is identified and used to determine price. The common share class with the highest trading volume, price and float-adjusted shares outstanding (or highest combination of the three) will be considered the primary trading vehicle.

Capitalization adjustments

A security’s shares are adjusted to include only those shares available to the public, often referred to as “free float”. The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks are weighted in all Russell indices, including the Russell 2000 Index, by their available (also called float-adjusted) market capitalization, which is calculated by multiplying the primary closing price by the available shares.

The following types of shares are removed from total market capitalization to arrive at free float or available market capitalization. Adjustments are based on information recorded in Securities and Exchange Commission (SEC) corporate filings or other reliable sources in cases of missing or questionable data:

•	Cross ownership. Shares held by another member of a Russell index are considered cross-owned and all such shares will be adjusted regardless of percentage held.

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Large corporate and private holdings. Shares held by another listed company (non-member) or private individuals will be adjusted if greater than 10% of shares outstanding. Share percentage is determined either by those shares held by an individual or a group of individuals acting together. For example, officers and directors holdings would be summed together to determine if they exceed 10%. However, not included in this class are institutional holdings, including investment companies, partnerships, insurance companies, mutual funds, banks or venture capital funds.

•	ESOP or LESOP shares. Corporations that have ESOPs or LESOPs that comprise 10% or more of the shares outstanding are adjusted.

•	Unlisted share classes. Classes of common stock that are not traded on a U.S. exchange are adjusted.

•	IPO lock-ups. Shares locked-up during an IPO are not available to the public and are thus excluded from the market value at the time the IPO enters the Russell indices.

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Government holdings. Holdings listed as “government of” are considered unavailable and will be removed entirely from available shares. Shares held by government investment boards and/or investment arms will be treated similar to large private holdings and removed if the holding is greater than 10%. Any holding by a government pension fund is considered institutional holdings and will not be removed from available shares.

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Corporate actions affecting the Russell 2000 Index

Changes to all Russell U.S. indices, including the Russell 2000 Index, are made when an action is final. To determine if an action is complete, Russell uses a variety of reliable public sources. The sources of this information include: company press releases, SEC filings, exchange notifications, Bloomberg or other sources determined to be reliable. If it is determined that an action was not final after communication was given to clients, the changes to the index will still occur.

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“No replacement” rule. Securities that leave the Russell 2000 Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 2000 Index over a year may fluctuate according to corporate activity.

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Mergers and acquisitions. Merger and acquisition activity results in changes to the membership and weighting of members within the Russell 2000 Index. Merger and acquisition activity is applied to the Russell 2000 Index after the action is determined to be final. The action will either be applied after the close of the current day (t) or the following day (t+1) depending upon the time it is determined that an action is final.

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Re-incorporations. Members of the Russell 2000 Index who are re-incorporated to another country are deleted from the Russell 2000 Index when the re-incorporation is final. Members of the Russell Global index re-incorporating to the United States (territory or BDI) will be added to the Russell 3000E® Index (the broadest Russell U.S. index) when the re-incorporation is final and may then be included in the Russell 2000 Index if its market capitalization warrants such inclusion. Companies who are not members of the Russell Global index and re-incorporate into the United States will be reviewed for eligibility at the next reconstitution.

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Re-classifications of shares (primary vehicles). The primary vehicle share class is typically re-examined at reconstitution, at the time of a major corporate action event or with the issuance of a new share class. For changes in the primary vehicle outside of reconstitution, a determination will be made one day prior to implementation of a change.

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Rights offerings. Rights offered to shareholders are reflected in the Russell 2000 Index the date the offer expires for nontransferable rights and on the ex-date for transferable rights. In both cases, the price is adjusted to account for the value of the right and shares are increased according to the terms of the offering on that day.

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Changes to shares outstanding. Changes to shares outstanding due to buyback (including Dutch Auctions), secondary offerings, merger activity with a non-Russell 2000 Index member and other potential changes are updated at the end of the month which the change is reflected in vendor supplied updates and verified by Russell using an SEC filing. For a change in shares to occur, the cumulative change to available shares must be greater than 5%.

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Spin-offs. The only additions between reconstitution dates are as a result of spin-offs, reincorporations and IPOs. Spin-off companies are added to the parent company’s index and capitalization tier of membership if the spin-off company is large enough.

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Tender offers. A company acquired as the result of a tender offer is removed when the tender offer has fully expired and it is determined the company will finalize the process with a short form merger. Shares of the acquiring company, if a member of the Russell 2000, Index will be increased simultaneously.

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Delisting. Only companies listed on U.S. exchanges are included in the Russell 2000 Index. Therefore, when a company is delisted from a U.S. exchange and moved to OTC, the company is removed from the Russell 2000 Index.

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Bankruptcy and voluntary liquidations. Companies who file for Chapter 7 liquidation bankruptcy or file any other liquidation plan will be removed from the Russell 2000 Index at the time of the filing. Companies filing for a Chapter 11 re-organization bankruptcy will remain a member of the Russell 2000 Index, unless delisted from their primary exchange. In that case, normal delisting rules will apply.

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Stock distributions. Stock distributions can take two forms: (1) a stated amount of stock distributed on the ex-date or (2) an undetermined amount of stock based on earnings and profits on a future date. In both cases, a price adjustment is made on the ex-date of the distribution. Shares are increased on the ex-date for category (1) and on the pay-date for category (2).

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Dividends. Gross dividends are included in the daily total return calculation of the Russell 2000 Index based on their ex-dates. The ex-date is used rather than the pay-date because the market place price adjustment for the dividend occurs on the ex-date.

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Halted securities. Halted securities are not removed from the Russell 2000 Index until the time they are actually delisted from the exchange. If a security is halted, it remains in the Russell 2000 Index at the last traded price from the primary exchange until the time the security resumes trading or is officially delisted.

Additional information on the Russell 2000 Index is available on the following website:

http://www.russell.com.

License Agreement

Barclays Bank PLC has entered into a non-exclusive license agreement with the Frank Russell Company (“Russell”) whereby we, in exchange for a fee, will be permitted to use the Russell 2000 Index and its related trademarks in connection with certain securities, including the Notes. We are not affiliated with Russell; the only relationship between Russell and us is any licensing of the use of Russell’s indices and trademarks relating to them.

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The license agreement between Russell and Barclays Bank PLC shall provide that the following language must be set forth in the free writing prospectus:

“The Notes are not sponsored, endorsed, sold, or promoted by Frank Russell Company (“Russell”). Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Russell 2000® Index (the “Russell 2000 Index”) to track general stock market performance or a segment of the same. Russell’s publication of the Russell 2000 Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000 Index is based. Russell’s only relationship to Barclays Bank PLC and its affiliates is the licensing of certain trademarks and trade names of Russell and of the Russell 2000 Index which is determined, composed and calculated by Russell without regard to Barclays Bank PLC and its affiliates or the Notes. Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and Russell makes no representation or warranty, express or implied, as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000 Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC AND/OR ITS AFFILIATES, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

“Russell 2000® Index” and “Russell 3000® Index” are trademarks of Frank Russell Company and have been licensed for use by Barclays Bank PLC. The Notes are not sponsored, endorsed, sold, or promoted by Frank Russell Company and Frank Russell Company makes no representation regarding the advisability of investing in the Notes.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 7, 2002 through April 28, 2010. The Index closing level on April 28, 2010 was 722.39.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the review dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

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